================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                    FORM 11-K

                                   (Mark one)
                    X ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                     FOR THE PERIOD ENDED DECEMBER 31, 2002

                                       OR

                   TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from to


                        COMMISSION FILE NUMBER 001-14141


                            AVIATION COMMUNICATIONS &
                        SURVEILLANCE SYSTEMS 401(K) PLAN


              (FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN,
                IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW)



                        L-3 COMMUNICATIONS HOLDINGS, INC.

                                  600 Third Ave
                               New York, NY 10016


         (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

================================================================================

           AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
                          INDEX TO FINANCIAL STATEMENTS



                                                                       PAGES
                                                                       -----
      Report of Independent Auditors                                       2

     Financial Statements:
         Statements of Net Assets Available for Benefits
         at December 31, 2002 and 2001                                   3-4

         Statement of Changes in Net Assets Available for Benefits
         for the Year Ended December 31, 2002                              5

     Notes to Financial Statements                                      6-13

                         REPORT OF INDEPENDENT AUDITORS


To the Participants and Administrator of the Aviation Communications & Surveillance Systems 401(K) Plan:


We have audited the accompanying statements of net assets available for benefits of the Aviation Communications & Surveillance Systems 401(K) Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.


/s/ PricewaterhouseCoopers LLP

New York, New York
June 27, 2003

           AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                DECEMBER 31, 2002
                                 (IN THOUSANDS)




                                                      Participant         Non-Participant
                                                       Directed               Directed                    Total
                                                     --------------       ---------------            --------------
Assets:


  Investment in Master Trust                            $1,481                $ 869                      $ 2,350

  Contributions receivable:
      Participants                                          22                    -                           22
      Company                                                -                   17                           17
                                                     --------------       ---------------            --------------
Net assets available for benefits                       $1,503                $ 886                      $ 2,389
                                                     ==============       ==============             ==============


























                        See Notes to Financial Statements

           AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                DECEMBER 31, 2001
                                 (IN THOUSANDS)


                                                                               Non-
                                                      Participant           Participant
                                                       Directed               Directed                    Total
                                                     --------------        --------------            --------------
Assets:


  Investment in Master Trust                            $  583                $   366                   $  949

                                                     --------------        --------------            --------------
Net assets available for benefits                       $  583                $   366                   $  949
                                                     ==============        ==============            ==============























                        See Notes to Financial Statements

           AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2002
                                 (IN THOUSANDS)


                                                                                Non-
                                                    Participant             Participant
                                                     Directed                 Directed                Total
                                                 ------------------        ---------------        --------------
Additions:

  Contributions:
      Participant                                     $  1,019                 $    --              $  1,019
      Company                                               --                     630                   630
      Rollover                                              64                      --                    64

  Net depreciation in the fair value
      of investments of Master Trust                      (149)                    (69)                 (218)

  Interest and dividend income                              23                      --                    23
                                                 ------------------        ---------------        --------------
      Total additions                                      957                     561                 1,518
                                                 ------------------        ---------------        --------------

Deductions:

  Benefit payments
                                                            37                      41                    78
                                                 ------------------        ---------------        --------------

Net increase                                               920                     520                 1,440

Net assets available for benefits,
   beginning of period                                     583                     366                   949
                                                 ------------------        ---------------        --------------

Net assets available for benefits,
    end of period                                     $  1,503                 $    86              $  2,389
                                                 ==================        ===============        ==============













                        See Notes to Financial Statements

           AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS

1. PLAN DESCRIPTION

General
-------

The Aviation Communications & Surveillance Systems 401(k) Plan (the "Plan") was established effective June 1, 2001. Aviation Communications & Surveillance Systems, LLC (the "Company") maintains the Plan for its eligible employees. Employees of the Company who were participants in the L-3 Communications Master Savings Plan (the "Prior Plan") became participants in the Plan on June 1, 2001. The following description of the Plan provides only general information. Complete descriptions of the Plan, including eligibility requirements and vesting provisions, are contained in the Plan documents.

The Plan is a defined contribution 401(k) plan and is administered by the Benefit Plan Committee ("Plan Administrator") appointed by the Company. The Plan is designed to provide eligible employees with tax advantaged long-term savings for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants may direct their investment to a combination of mutual funds, which are held in the L-3 Communications Master Savings Plan Trust (the "Master Trust"), managed by Fidelity Management Trust Company ("FMTC"), as Trustee.

Contributions
-------------

Full time employees are eligible to participate in the Plan as of their date of hire. Part time employees must complete at least 1,000 hours of service, from the date of hire, before being eligible to participate in the Plan. Each eligible employee wishing to participate in the Plan must elect to authorize pre-tax and/or post-tax contributions by payroll deduction. Participants may contribute from 1% to 18% of total compensation, as defined. A participant may elect to increase, decrease, suspend or resume contributions at any time. The election will become effective as soon as administratively possible as of the first day of the payroll period elected. The Internal Revenue Code of 1986, as amended, limited the maximum amount an employee may contribute on a pre-tax basis in 2002 to $11,000 for participants under 50 years of age and $12,000 for participants 50 years of age and over. Participants are 100% vested in their contributions and earnings thereon.

The Company matches 50% of participants' contributions up to a maximum participant elected contribution percentage of 8% of compensation, which increases to 100% of participants' contributions, up to 8% of compensation after 5 years of service. Company contributions are made in shares of L-3 Communications Holdings, Inc. common stock. Contributions are subject to Internal Revenue Code ("IRC") limitations.

Vesting
-------

On June 1, 2001, participants of the Plan who were participants in the Prior Plan on May 31, 2001 became fully vested in Company contributions and earnings thereof in the Prior Plan. Participants will become fully vested in Company contributions of the Plan upon 1) disability, 2) death or 3) the participants 65th birthday if the participant is actively employed by the Company. The following table presents the vesting schedule for Plan participants.

Completed Years of Service                   Vested Percentage
--------------------------                   -----------------
              Less than 1                                  0%
                        1                                 20%
                        2                                 40%
                        3                                 60%
                        4                                 80%
                5 or more                                100%

           AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
                    NOTES TO FINANCIAL STATEMENTS- CONTINUED


Participant Accounts
--------------------

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) the Plan's earnings, and may be charged with certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participant account balances from the Prior Plan may not be transferred into the Plan without the approval of the Benefit Plan Committee and such account balances are excluded from the Plan's statement of net assets available for benefits at December 31, 2002 and 2001.

Master Trust Investment Options
-------------------------------

All non-participant directed employer contributions must be invested in the L-3 Stock Fund. Participants have the option of investing employee contributions in the L-3 Stock Fund, as well as other investment options that are described below.

L-3 Stock Fund - This fund was established effective October 1, 1998 and invests in L-3 Communications Holdings, Inc. ("L-3 Holdings") common stock and money market funds. This fund represented 45.2% and 46.5% of net assets available for benefits at December 31, 2002 and 2001, respectively.

Fidelity Freedom Funds - These funds invest in a combination of underlying Fidelity stock, bond and money market mutual funds to provide moderate asset allocation. Each Fidelity Freedom Fund has a target retirement date.

     Fidelity Freedom 2000 Fund - This fund invests in approximately 22% in Fidelity stock mutual funds, 43% in Fidelity bond mutual funds and 35% in Fidelity money market funds and is targeted to investors who expect to retire in the near future. This fund represented less than one percent of net assets available for benefits at December 31, 2002 and 2001.

     Fidelity Freedom 2010 Fund - This fund invests in approximately 45% in Fidelity stock mutual funds, 45% in Fidelity bond mutual funds and 10% in Fidelity money market funds and is targeted to investors who expect to retire around the year 2010. This fund represented 1.5% and 2.0% of net assets available for benefits at December 31, 2002 and 2001, respectively.

     Fidelity Freedom 2020 Fund - This fund invests in approximately 70% in Fidelity stock mutual funds and 30% in Fidelity bond mutual funds and is targeted to investors who expect to retire around the year 2020. This fund represented 4.0% and 3.8% of net assets available for benefits at December 31, 2002 and 2001, respectively.

     Fidelity Freedom 2030 Fund - This fund invests in approximately 83% in Fidelity stock mutual funds and 17% in Fidelity bond mutual funds and is targeted to investors who expect to retire around the year 2030. This fund represented 3.3% and 6.1% of net assets available for benefits at December 31, 2002 and 2001, respectively.

Fidelity Ginnie Mae Fund - Funds are invested for a high level of current income primarily from Government National Mortgage Association mortgaged-backed pass-through certificates that are guaranteed as to timely payment of interest and principal by the full faith and credit of the U.S. Government. This fund represented 2.8% and 2.2% of net assets available for benefits at December 31, 2002 and 2001, respectively.

           AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
                    NOTES TO FINANCIAL STATEMENTS- CONTINUED


Fidelity Growth & Income Portfolio - Funds are invested mainly in securities of companies that offer potential capital appreciation while paying current dividends. This fund represented 4.8% and 3.7% of net assets available for benefits at December 31, 2002 and 2001, respectively.

Fidelity Magellan Fund - Funds are invested for capital appreciation in a broad range of equities of domestic, multinational and foreign companies. This fund represented 7.7% and 6.7% of net assets available for benefits at December 31, 2002 and 2001, respectively.

Fidelity Managed Income Portfolio II - Funds are invested in investment contracts offered by major insurance companies and in fixed income securities. This fund represented 14.9% and 13.8% of net assets available for benefits at December 31, 2002 and 2001, respectively.

Fidelity OTC Portfolio - This fund invests at least 80% of its assets in securities traded on NASDAQ or another over-the-counter (OTC) market, which has more small and medium-sized companies than other markets. This fund invests more than 25% of its assets in the technology sector. This fund represented less than one percent of net assets available for benefits at December 31, 2002 and 2001.

INVESCO Dynamics Fund - Funds are invested in domestic common stocks of rapidly growing mid-sized companies. Mid-sized companies are defined as those companies that have a market capitalization of between $2.5 billion and $15.0 billion. This fund represented 2.9% and 3.6% of net assets available for benefits at December 31, 2002 and 2001, respectively.

Invesco Small Company Growth Fund - This fund invests in equities of companies with market capitalizations of less than $2.5 billion. This fund focuses on companies with accelerating earnings attributable to rapid sales growth. This fund represented less than one percent of net assets available for benefits at December 31, 2002 and 2001.

Janus Overseas Fund - Funds are invested in common stocks of foreign companies. This fund represented 2.9% and 3.8% of net assets available for benefits at December 31, 2002 and 2001, respectively.

Spartan U.S. Equity Index Fund - This fund invests at least 80% of its assets in common stocks of the 500 companies that comprise the Standard & Poor's 500 Index. This fund represented 3.9% and 4.5% of net assets available for benefits at December 31, 2002 and 2001, respectively.

T. Rowe Price Small-Cap Stock Fund - This fund invests at least 80% of its assets in equities of small companies. A small company is defined as having a market capitalization that falls within the range of the companies in the Russell 2000 Index. This fund represented 2.1% and 1.3% of net assets available for benefits at December 31, 2002 and 2001, respectively.

           AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
                    NOTES TO FINANCIAL STATEMENTS- CONTINUED


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment in Master Trust
--------------------------

Investment assets of the Plan are maintained in the Master Trust administered by FMTC, as Trustee. The Plan participates in the Master Trust along with all the assets of the L-3 Communications Master Savings Plan, the L-3 Communications Systems- East Savings Plan, the Coleman Research Corporation Money Purchase Plan and the SPD Technologies Defined Contribution Retirement Plan, collectively referred to as the Participating Plans. During the year ended December 31, 2002, the L-3 Communications Systems- East Savings Plan and the Coleman Research Corporation Money Purchase Plan were merged into the L-3 Communications Master Savings Plan.

The investment in the Master Trust represents the Plan's proportionate share of assets held in the Master Trust. The assets consist of units of funds described in Note 1 maintained by FMTC. Contributions, benefit payments and certain administrative expenses are specifically identified to the Plan.

Valuation of Investments
------------------------

The investment in the Master Trust is stated at fair value.

The L-3 Stock Fund is a unitized fund whose underlying assets consist primarily of shares of L-3 Holdings' common stock. Shares of L-3 Holdings' common stock are valued at the last reported quoted market price of a share on the last business day of the year.

Investments in mutual funds are valued at quoted market prices, which represent the net asset value per share as reported by Fidelity Management and Research Company. Participant loans are valued at cost, which approximates fair value.

Basis of Accounting
-------------------

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Transactions and Investment Income
---------------------------------------------

Investment transactions are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis. Gains and losses on sales of investment securities are determined based on the average cost method.

Net depreciation in the fair value of the Plan's investments, as shown in the Statement of Changes in Net Assets Available for Benefits, consists of the Plan's proportionate share of realized gains or losses and net unrealized depreciation on those investments. The net depreciation and interest and dividends are allocated to the L-3 Participating Plans based upon the relationship of each L-3 Participating Plan's respective monthly balances in the investment pool to the total investment pool of the Master Trust, as determined at the beginning of each month.

Forfeitures
-----------

Non-vested Company contributions are forfeited upon termination and used to pay plan expenses and to reduce future Company contributions. Forfeitures available were approximately $5,000 at December 31, 2002.

           AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
                    NOTES TO FINANCIAL STATEMENTS- CONTINUED


Benefit Payments
----------------

Benefit payments are recorded when paid.

Plan Expenses
-------------

The Company pays all administrative expenses of the Plan including trust, record keeping, consulting, audit and legal fees, with the exception of loan administration fees, which are charged to participants. Taxes and investment fees related to the stock funds or mutual funds are paid from the net assets of such funds.

Use of Estimates
----------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results will differ from these estimates. The most significant estimate relates to valuations of investments in the Master Trust.

Risks and Uncertainties
-----------------------

The Plan provides for investment options in various mutual funds and the L-3 Stock Fund. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

           AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
                    NOTES TO FINANCIAL STATEMENTS- CONTINUED


3. MASTER TRUST

The fair value of the net assets of the Master Trust held by the Trustee and the Plan's portion of the fair value at December 31, 2002 and 2001 are presented in the table below. The Plan's percentage interest in the Master Trust was less than one percent at December 31, 2002 and 2001.


                                                               Master Trust                     Plan's Portion
                                                      -------------------------------- ----------------------------------
    Fund                                                    2002            2001             2002              2001
    ------------------------------------------------  --------------    ------------     --------------     -------------
                                                                                 (in thousands)
    L-3 Stock Fund                                        $ 111,997        $ 71,717          $  1,063          $   441
    Fidelity Blue Chip Fund                                       -           2,359                 -                -
    Fidelity Contrafund                                           -           1,933                 -                -
    Fidelity Diversified International Fund                       -             708                 -                -
    Fidelity Equity Income Fund                                   -           1,100                 -                -
    Fidelity Freedom 2000 Fund                                5,051           3,129                18                6
    Fidelity Freedom 2010 Fund                               46,689          46,133                36               19
    Fidelity Freedom 2020 Fund                               15,253           9,765                94               36
    Fidelity Freedom 2030 Fund                                7,098           5,545                78               58
    Fidelity Freedom 2040 Fund                                   97              18                 -                -
    Fidelity Freedom Income Fund                                  -              60                 -                -
    Fidelity Ginnie Mae Fund                                 44,804          23,069                65               21
    Fidelity Growth & Income Portfolio                       76,540          76,831               112               35
    Fidelity Low-Priced Stock Fund                                -           2,101                 -                -
    Fidelity Magellan Fund                                  108,998         127,522               180               64
    Fidelity Managed Income Portfolio II                    175,271         119,351               349              131
    Fidelity OTC Portfolio                                    6,497           6,286                18                5
    Fidelity Puritan Fund                                         -             552                 -                -
    Fidelity Retirement Money Market Portfolio                    -           3,390                 -                -
    INVESCO Dynamics Fund                                    22,612          24,237                67               34
    INVESCO Small Company Growth Fund                         3,366           1,885                10                5
    Janus Overseas Fund                                      25,663          24,361                69               36
    Loral Space Stock Fund                                       66             478                 -                -
    Pimco Total Return Fund                                       -             491                 -                -
    Chicago Trust Safety of Principal Fund                        -           1,578                 -                -
    Spartan U.S. Equity Index Fund                           28,249          27,827                92               43
    T. Rowe Price Small-Cap Stock Fund                       18,811           9,875                49               12
    Participant Loans (5.3% to  7.0%)                        21,947          14,407                50                3
                                                      --------------    ------------     --------------     -------------
                                                          $ 719,009        $606,708          $  2,350          $   949
                                                      ==============    ============     ==============     =============

           AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
                    NOTES TO FINANCIAL STATEMENTS- CONTINUED


The net change in the fair value of the Master Trust and the Plan's portion of the net change in fair value for the year ended December 31, 2002 is presented in the table below.


                                                  Master Trust   Plan's Portion
                                                  ------------   --------------
                                                          (in thousands)
Net depreciation in fair value of investments        $(95,552)          $(218)
Interest and dividend income                           14,106              23
                                                  ------------   ------------
Net decrease in fair value                           $(81,446)          $(195)
                                                  ============   ============


4. BENEFIT PAYMENTS

Upon termination, participants may receive the vested portion of their account balance as soon as practicable after termination, at the participants option, either in a lump sum or in periodic installments as provided for in the Plan document. Terminated participants who have an account balance in excess of $5,000 may elect to leave their account balance in the Plan and withdraw it at any time up to age 65.

Assets in a participant's account may be withdrawn before termination of employment or before reaching age 59 1/2 only for financial hardship. Financial hardship is determined pursuant to provisions of the Plan and the IRC. Generally, a penalty will be imposed on withdrawals made before the participant reaches age 59 1/2. In the event of retirement or termination of employment prior to age 59 1/2, funds may be rolled over to another qualified plan or individual retirement account without being subject to income tax or a penalty.


5. LOANS

The Plan provides for loans to active participants. Participants may not have more than one loan outstanding at any time. The maximum loan allowed to each participant is the lesser of (1) $50,000 less the highest outstanding loan balance over the prior 12 months or (2) 50% of the vested value of the participant's account in the Plan. The minimum loan amount is $1,000. The interest rate is based on the prime interest rate, as defined, plus one percent. The maximum term of a loan is 5 years or 30 years if used to purchase a principal residence.

Loan repayments are made through payroll deductions, with principal and interest credited to the participants' fund accounts. Repayment of the entire balance is permitted at any time. Participants who terminate employment may continue to repay their outstanding loans as permitted by the Plan document. Participant loans are secured by the participant's vested account balance.


6. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated May 6, 2003, that the Plan and related trust are designed in accordance with applicable sections of the IRC, and thus is exempt from federal income taxes. The Plan Administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable regulations of the IRC.


7. RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by FMTC and therefore these transactions qualify as party-in-interest. Fees paid by the Company for record keeping services were $2,250 for the year ended December 31, 2002.

           AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
                    NOTES TO FINANCIAL STATEMENTS- CONTINUED


8. TERMINATION PRIORITIES

Although the Company has not expressed intent to do so, the Company can discontinue its contributions and/or terminate the Plan at any time, subject to the provisions of ERISA. In the event of a discontinuance and/or termination of the Plan, participants in that plan will become 100 percent vested in Company contributions and the net assets of the Plan will be allocated among the participants and their beneficiaries in accordance with the provisions of ERISA.

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Aviation Communications & Surveillance Systems 401(k) Plan have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.


                              Aviation Communications & Surveillance
                              Systems 401(k) Plan Registrant


Date: June 27, 2003


                              /s/ Michael T. Strianese
                              -------------------------------
                              Name:  Michael T. Strianese
                              Title: Senior Vice President, Finance
                              of L-3 Communications Holdings, Inc.
                              (Principal Accounting Officer)

                         CONSENT OF INDEPENDENT AUDITORS
                         -------------------------------


We consent to the incorporation by reference in the Registration Statements on Form S-8 (File No.'s 333-59281, 333-64389, 333-78317, 333-64300 and 333-103752)
and on Form S-3 (File No.'s 333-58328, 333-75558, 333-84826 and 333-99693) of
L-3 Communications Holdings, Inc. of our report dated June 27, 2003 on our audit of the financial statements of Aviation Communications & Surveillance Systems 401(k) Plan as of December 31, 2002 and for the year then ended, which report is included in this Annual Report on Form 11-K.




/s/ PricewaterhouseCoopers LLP
New York, NY
June 27, 2003

                                  EXHIBIT INDEX


Exhibit Number           Description of Exhibit
--------------------     -------------------------------------------------------

** 99.1 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

** 99.2 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.





**Filed herewith